February 25, 2002


Dear Stockholder:

RE:  2002 BOARD OF DIRECTORS ELECTION

I am pleased to present the official ballot and information needed for your company to cast its votes in the 2002 election of directors for the National Cooperative Bank. The board of directors has fixed December 31, 2001, as the record date for the determination of stockholders entitled to vote in the 2002 election. The votes allocated to your company are shown on the ballot.

The stockholders will elect four candidates to fill the vacancies in the 12 stockholder-elected directorships. All directors are elected to serve three-year terms.

To be counted, all ballots must be received by the independent election teller in the enclosed postage-paid, self-addressed envelope. The ballots must be delivered by regular mail before or on April 12, 2002. Hand-delivered ballots will not be accepted, nor will ballots received after April 12, 2002.

On behalf of the board of directors, we appreciate your participation, and encourage you to cast your ballot.


                                                  Very truly yours,



                                                  Kirby J. Erickson
                                                  Chairman
                                                  NCB Board of Directors

--------------------------------------------------------------------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                            TO BE HELD APRIL 25, 2002

                    ----------------------------------------







The 2002 annual meeting of the stockholders of National Cooperative Bank will be held on Thursday, April 25, 2002 at 4:30 p.m., at the La Maison Francois, 4101 Reservoir Road, N.W., Washington, DC.

The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.

A copy of NCB's 2001 Annual Report will be mailed to stockholders under a separate cover.

On behalf of the board of directors,

Very truly yours,




Louise M. Grant
Corporate Secretary
National Cooperative Bank

                              ELECTION OF DIRECTORS

An election is being held by the holders of Class B and Class C stock to elect four among the eight candidates nominated to fill four vacancies on the Board of National Cooperative Bank.

Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.

Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.


                        STOCKHOLDER-ELECTED DIRECTORSHIPS

                                                        INCUMBENT       AVAILABLE
CLASS OF COOPERATIVE        MINIMUM       MAXIMUM       SEATS 2002      SEATS 2002
--------------------        -------       -------       ----------      ----------
Consumer Services              1            3                2               1

Low Income                     1            3                1               2

Other                          1            3                2               1

Housing                        1            3                1               2

Consumer Goods                 1            3                2               1



Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum limitation imposed on each class. Stockholders may vote for any four nominees.

               MR. WILLIAM ANDERSON, JR. is senior vice president of finance and
Picture        administration at Koniag, Inc. He was elected as a board member
Here           to Koniag, Inc. in 1996 and selected by other directors to serve as secretary/treasurer. Mr. Anderson received a bachelor's degree in general studies at Seattle Pacific University in Seattle,
               Washington. He also received a bachelor's degree in accounting and a master's degree from Western Washington University,
               Bellingham, Washington.
=========


William Anderson, JR.

Low Income


                                    STATEMENT

In seeking a seat as a director on the board of National Cooperative Bank, I hope to contribute by bringing my unique set of education, experience and skills to the table. Having directors with varied backgrounds, representing diverse perspectives, can lead to a dynamic vision, and help to see old problems in a new way. I believe through my experience at Koniag, Inc., one of the regional Alaska Native Corporations, I can have a positive impact on NCB's effort to achieve its mission.

Alaska Native Corporations are unique, in that they tend to make a wide variety of investments. Koniag, Inc. is no exception. Having served as a member of Koniag's board of directors for four years, and through service as their senior vice president of Finance, I've had the opportunity to be involved in investments ranging from the development of numerous small businesses, the acquisition of commercial real estate throughout the United States, and the oversight of a substantial securities portfolio. My service on the board of several other smaller corporations has helped me to gain insight into the struggles growing businesses go through on their way to maturity. I've also had the privilege of serving in the effort to improve the skills and education base of our native shareholders as a director on the board of the Koniag Education Foundation. Having earned a bachelor's degree in accounting, and a master's degree in business administration, I also have a solid educational background to complement my business experience.

I hope to contribute by working hard to be an effective member of the team, and by lending my vision to the effort of meeting the new challenges National Cooperative Bank might face in the future.

               MR. ALLAN BAUM served as managing director - senior advisor at
Picture        Credit Suisse First Boston from October 1999 until he retired in
Here           January 2002. Since 1986, he has served as president of
               Weathervane Development Corporation. Mr. Baum received a
               bachelor's degree in business administration from Columbia
               University, Graduate School of Business, New York, New York.
=========


Allan J. Baum

Housing



                                    STATEMENT

I am honored to be under consideration for a position on the board of directors of NCB. Having been a real estate finance professional for the past 18 years (the last seven of which I have had the privilege of serving as senior banker for NCB on behalf of Credit Suisse First Boston), I am confident that I would bring a unique financial perspective and knowledge of the capital markets for liquidity and growth, I believe my experience is particularly relevant to NCB.

I hope to assist the board with my expertise in the area of asset securitization. As a veteran of the commercial mortgage-backed securities industry and a former vice president of the Commercial Mortgage Securities Association (CMSA), I have advised NCB and numerous other financial institutions, including Teachers Insurance and the RTC, on the development of innovative securitization programs. I have also worked extensively in the financing of affordable housing, including tax-exempt 80/20 projects and Section 42 tax credit housing. I believe my securitization and lending expertise has direct application to NCB' s activities, and would compliment the backgrounds of other members of the board.

Other relevant experience for my candidacy includes the following:
COOP PRESIDENT - I have served as president of my residential cooperative in Brooklyn Heights, New York, since 1986.

CDT BOARD MEMBER - I am currently a member of the board of directors of Community Development Trust (CDT), a for-profit, REIT involved in the acquisitions and financing of affordable housing. NCB is one of the original equity investors in CDT.

I appreciate your consideration for the Board and, if elected, promise to bring to the board the same level of enthusiasm and commitment that I believe I have demonstrated throughout my historical relationship with NCB.

               MR. WILLIAM F. CASEY, JR. is president and treasurer of The
Picture        Co-operative Central Bank Investment Fund and president of the
Here           Co-operative Bank. He received a bachelor's degree and a master's degree in business administration from Suffolk State University,
               Boston, Massachusetts.
=========


William F. Casey, Jr.

Consumer Services


                                    STATEMENT

The Co-operative Central Bank is the Central Bank for 75 co-operative member banks in Massachusetts. The Co-operative Central Bank is a source of cash reserves and provides loans for liquidity purposes to our member co-operative banks in excess of FDIC coverage limits, and other Central Bank support services. Our member banks are community banks, ranging in size from $14 million to $563 million, which provide the necessary financial services for individuals and small businesses located throughout Massachusetts.

The Co-operative Central Bank has been a member and utilized NCB services since 1984. I, along with other senior officers of The Co-operative Central Bank, have had the opportunity to interact with the president and senior management of NCB. This open communication and close working relationship has helped both of our organizations to better meet the objectives and goals in our mission of service to members.

Asset liability management, credit underwriting, loan portfolio management, liquidity funds management, capital adequacy, strategic planning, risk management and audit committee responsibility are fundamental and necessary elements to prudent banking for The Co-operative Central Bank, our member-co-operative banks and NCB. With over 25 years of employment directly in banking and over eight years in public accounting, with concentration in bank auditing, I could apply my expertise and knowledge in these particular areas when developing board policies, direction and long-range plans for NCB.

In summary, I believe that my co-operative bank experience and service to member co-operative banks would supplement the various cooperative experiences of other Board members to provide the leadership and commitment for NCB to continue its mission, reach its goals and, at the same time, ensure the safety and soundness of NCB.

               MR. PAUL D. GRUCZA is president of Progressive Real Estate
Picture        Services Inc. AAMC. He received a bachelor's degree education at
Here           Medaille College, Buffalo, New York and a master's degree
               educational administration from Buffalo State College, Buffalo,
               New York.
=========


Paul D.  Grucza

Housing



                                    STATEMENT

As a director of National Cooperative Bank, I expect to contribute to the organization the benefit of 27 years of combined banking, asset management, and real estate management experience with the Board.

Having had vast experience dealing with the types of loans that NCB endorses and places, and contributing to several other similar organizations in similar capacity I bring a wealth of strategic planning initiatives, conceptual thinking and global capabilities that would be of benefit to the Institution.

Being a creative thinker and a detail oriented professional individual, characteristics such as those can add to the mix of talented individuals entrusted with such an important undertaking.

I see the role of the board of directors as one of guidance, policy establishment and the planning of strategic initiatives. Qualities such as those are the same I bring to my daily business work which has resulted in the creation of a successful, profit oriented company that I recently sold based upon its solid development and oversight. I work for the benefit of those served and undertake only those assignments where certain success can be achieved.

Such are the qualities and contributions I believe I would bring to the board entrusted with the guidance of NCB.

               MR. H. JEFFREY LEONARD is the president and founding shareholder
Picture        of Global Environment Fund (GEF). He currently serves as the
Here           Chairman of the Beacon House Community. Mr. Leonard received a bachelor's degree, magna cum laude from Harvard College,
               Cambridge, Massachusetts. He holds a master's degree in economics from London School of Economics in London, England and a
               doctorate degree in philosophy from Princeton University,
               Princeton, New Jersey.
=========


H. Jeffrey Leonard

Other



                                    STATEMENT

I am excited and honored to be nominated to the board of directors of National Cooperative Bank. I believe that I can make a significant contribution as a board member for the following reasons.

I am a strong advocate of the bank's mission. I understand the special contributions made by cooperatives toward critical national economic policy objectives; expanding access to credit for small enterprises, rural areas, and economically depressed inner cities; encouraging employee ownership and participation; and reducing price spreads for basic essential goods and services. As a board member, it will be my obligation to build support for NCB's unique role by advocating appropriate policy settings.

I endorse the bank's emphasis on its earnings base and the credit quality of its portfolio. As head of a financial management company, my conviction is that tight financial discipline must remain the golden rule for NCB. Nothing speaks louder in support of the cooperative lending model than the fact that NCB's portfolio of loans has a lower non-performance record than most commercial lenders.

As a proprietor of a cooperatively owned small business, I must "walk the walk" everyday. I see enormous benefits of productivity, responsibility and collegiality since my own company GEF Management Corporation, completed our ESOP in 1999. GEF is also a licensed Small Business Investment Company (SBIC), helping companies address challenges that hamstring growth. GEG has also, as of January 1, 2002, acquired 100 percent ownership of Blue Ridge ESOP Associates, a leading provider of ESOP plan administration services.

Finally, I understand the special challenges of impoverished communities in the inner city. I serve as chairman of the board of Beacon House, a not-for-profit organization located in Northeast, Washington, D.C. Beacon House is the lead agency of the Edgewood-Brookland Family Support Collaborative, a democratically structured community initiative that coordinates housing and social service and child welfare organizations. Beacon House is also an active collaborating partner of Community Preservation and Development Corporation (CPDC), which is a not-for-profit housing organization that has undertaken physical rehabilitation of housing units in the neighborhood. I am enthusiastic about NCB's commitment to promote community development and especially about becoming involved with the mission of the NCB Development Corporation.

               MR. VERNON OAKES has been the owner of Oakes Management Inc.
Picture        since 1985. He was coordinator of the Howard University School of
Here           Business MBA Program from 1989 to 1994. He has served as an agent for East Capitol Gardens, Washington, D.C., New Hope Cooperative,
               Washington, D.C., and Arlandra Chirilagua, Alexandria, Virginia.
               He received a bachelor's degree in mathematics and chemistry at
               Bluefield State College, a master's degree in mathematics at Penn
               State University, and a master's degree in business
               administration at Stanford University, Stanford, CA.
=========


Vernon Oakes

Consumer Services



                                    STATEMENT

With my experience and skills I will bring these areas of expertise with me as a member of the board: over 30 years of marketing and management skills that include a global perspective. The last 20 years bring extensive knowledge of housing associations.

When I was 13 years old living in Bluefield, West Virginia, I had an idea, which I expressed as best I could to my parents and siblings. At the time, my brothers and I were earning fifty cents per hour. My mother had just finished her bachelor's degree and my father was working on the railroad. I explained that if we worked, pooled our money and spent wisely, then we would want for nothing. This was my first idea and attempt at cooperative living. I believe in and share the team spirit of working together for the good of the group, sometimes sacrificing self-desires knowing that in time everyone including self will be better off.

As a director of National Cooperative Bank I would share my skills in marketing and management, both with the local housing market and international community. It would be my goal to identify and bring new business opportunities to the bank while setting policies to increase management efficiencies within the operations of the bank.

I would also work to make the National Cooperative Bank a better-known name within the cooperative and condominium community. With my expertise in the housing industry and working on non-profit boards I am sure I could be a valuable member to the board. I am willing to actively participate in board meetings, as well as, serve on committees.

I taught at the university level for 11 years and I am an effective public speaker. I enjoy knowing that the use of my God given talents has helped someone to learn or better their quality of life. This is the reason I apply to be a member of the board of directors of the National Cooperative Bank.

               MR. STUART M. SAFT is partner and chair of the Real Estate
Picture        Department at the law firm Wolf Haldenstein Adler Freeman & Herz
Here           LLP. He has been a board member (1981 to present) and chairman
               (1990 to present) of the Council of New York Cooperatives and
               Condominiums in New York, New York. Mr. Saft has also served as a board member for 15 years and president for 12 years at Park 86
               Apartment Corporation in New York, New York. He received his bachelor's degree at Hofstra University, Hampstead, New York and a doctorate in jurisprudence at Columbia University School of
               Law, New York, New York
=========


Stuart M. Saft

Housing

Incumbent



                                    STATEMENT

I am seeking a second three-year term to serve on the board of directors of National Cooperative Bank because of my strong commitment to the bank's mission and my belief that I can continue to assist the bank.

Certainly housing cooperatives are an important part of NCB's loan portfolio and a great deal of that lending is done in New York, but I see my role on the board as being broader. As chairman of the Council of New York Cooperatives and Condominiums, as a member of the board of directors of the National Association of Housing Cooperatives, as chairman of the New York City Workforce Investment Board involved in national employment and training issues, as a life long proponent of affordable housing, as a member of the boards and general council of the American Woman's Economic Development Corporation and the Lupus Foundation, as someone who has chaired the practicing Law Institute's Senior Housing programs, and as the owner of commercial real estate, my interests and expertise lie in virtually every area of NCB's business.

During my first term on the NCB board I have attempted to be an active board member and now serve as chair of the Development Banking/Low Income Committee and as a member of the Audit/Risk Management Committee. In addition, I serve on the board of NCB, FSB, where I also serve as chair of the Loan Committee. I also bring to the board over thirty years experience in providing pragmatic solutions to problems involving many forms of cooperatives, but particularly those providing housing for its members.

Furthermore, as the recession continues, my experience in doing workouts and as the author of Commercial Real Estate Workouts and numerous articles on workouts, foreclosure and bankruptcy and as and editor of "The Real Estate Finance Journal" should be of assistance to NCB in avoiding and dealing with the economic dislocation with which we are presently dealing.

I believe that I have the perspective and experience to help steer a sound course and the optimism, creativity and commitment to help make NCB thrive.

               MR. WALDEN SWANSON is chief executive officer of Community
Picture        Consulting Group Cooperative, Inc. (CCG). Mr. Swanson was manager
Here           of Wheatsville Food Co-op in Austin, Texas from 1976 to 1978. He served on the board of National Cooperative Business Association in Washington, D.C. from 1984 to 1990 and was a resident and board member of Whitehall Housing Cooperative in Austin, Texas from 1976 to 1981. Mr. Swanson received a bachelor's in business administration from the University of Texas, Austin, Texas.
=========


Walden Swanson

Consumer Goods



                                    STATEMENT

Cooperative Experience: My work in many cooperative sectors at the local, regional, national, and international level will bring a unique perspective to your board.

Here is a partial list of the cooperative sectors I have been involved in:

    o    Housing co-ops: BOD, developer, and member;
    o    Wholesale co-ops: manager and consultant;
    o    Retail co-ops: BOD, manager, developer, and member;
    o    Credit unions: BOD, developer, and member;

Board Experience: Besides having served on the NCBA board, the Cooperative Foundation Board, and the International Cooperative Alliance Central Committee, I have also served on many local, regional, and national cooperative boards.

Banking Experience: My preparation for serving on the NCB bank board includes: graduate of the American Bankers Association Commercial Lending School, Credit Union National Association School, and a Mondragon Cooperative Bank (Spain) short course on development banking. In addition, I have worked with the Prague based Central European Advisory Group (CEAG). CEAG has been associated with both Salomon Brothers and Lehman Brothers in transactions representing large companies and small countries.

Value Added: What I will add to your board is my extensive business experience, multi-sector cooperative experience, and a penchant for innovation and collaboration. I've received both the Cooperative Innovation Award and the Cooperative Service Award - awards that recognize these contributions.

Conclusions: I'm interested in serving on the NCB board because I think cooperatives can help make the world a better place to live. NCB can play a significant role in realizing the vision of "more and more people, using more and more services, through more and more cooperatives."